AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1999
                                                   REGISTRATION NO. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                         TRIANGLE PHARMACEUTICALS, INC.
             (Exact name of Registrant as Specified in Its Charter)

                       DELAWARE                       56-1930728
             (State or Other Jurisdiction of       (I.R.S. Employer
              Incorporation or Organization)       Identification No.)

                                 ---------------

    4 UNIVERSITY PLACE, 4611 UNIVERSITY DRIVE, DURHAM, NORTH CAROLINA, 27707
                                 (919) 493-5980
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                 ---------------

                              DAVID W. BARRY, M.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         TRIANGLE PHARMACEUTICALS, INC.
                    4 UNIVERSITY PLACE, 4611 UNIVERSITY DRIVE
                          DURHAM, NORTH CAROLINA 27707
                                 (919) 493-5980
    (Name, Address, Including Zip Code, and Telephone Number, Including Area
                           Code, of Agent For Service)

                                 ---------------

                                   COPIES TO:

                             JOHN A. DENNISTON, ESQ.
                               MARIA SENDRA, ESQ.
                              LANCE S. KURATA, ESQ.
                         BROBECK, PHLEGER & HARRISON LLP
                         550 WEST "C" STREET, SUITE 1300
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 234-1966

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                                 ---------------

      If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE      PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
     TO BE REGISTERED                     REGISTERED           PRICE PER SHARE(1)         OFFERING PRICE (1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per
share                                   1,700,000 shares(2)      $16.50                   $28,050,000                   $7,798
------------------------------------------------------------------------------------------------------------------------------------

(1) The price of $16.50, the average of the high and low prices of Triangle's common stock on the Nasdaq Stock Market's National Market on June 24, 1999, is set forth solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 as amended

(2) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.

                                 ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                   Subject to Completion, Dated June 28, 1999

                             Preliminary Prospectus

      The information in this prospectus is not complete and may be changed. The selling stockholders may not sell the common stock covered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

                                1,700,000 Shares

                         TRIANGLE PHARMACEUTICALS, INC.

                                  Common Stock

      This prospectus relates to the public offering, which is not being underwritten, of 1,700,000 shares of our common stock by some of our current stockholders. We will not receive any proceeds from the sale of these shares.

      The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

      Our common stock is traded on the Nasdaq National Market under the symbol "VIRS." On June 24, 1999 the average of the high and low prices for the common stock was $16.50 per share.

                                 ---------------

      The common stock offered involves a high degree of risk. See "Risk Factors" commencing on page 3 for a discussion of some important risks you should consider before buying any shares of common stock.

                                 ---------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------

                 The date of this prospectus is June ____, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, including certain information in our Definitive Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

      2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

      3. Our Current Reports on Form 8-K filed February 10, 1999 and June 18, 1999;

      4. The description of our Common Stock contained in our Registration Statements on Form 8-A filed October 18, 1996, February 10, 1999 and June 18, 1999; and

      5. The description of our Preferred Stock Purchase Rights, contained in our Registration Statement on Form 8-A filed February 10, 1999, as amended on Form 8-A/A filed June 18, 1999, including any amendments or reports filed for the purpose of updating such descriptions.

      The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

      You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         Triangle Pharmaceuticals, Inc.,
                         4 University Place,
                         4611 University Drive
                         Durham, North Carolina, 27707
                         (919) 493-5980
                         Attn:  General Counsel.

      You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are not authorized to make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

      Triangle Pharmaceuticals is our trademark. This prospectus also includes names and trademarks of other companies.

                           FORWARD-LOOKING STATEMENTS

      In addition to historical information, this prospectus may contain forward-looking statements. These statements involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the section entitled "Risk Factors," as well as those discussed elsewhere in this prospectus or in documents incorporated by reference herein. We undertake no obligation to update these forward-looking statements.

                                   THE COMPANY

      We develop new drug candidates primarily in the antiviral area, with a particular focus on therapies for HIV, including AIDS, and the hepatitis B virus. We have an existing portfolio of six licensed drug candidates and one drug candidate for which we have an option to acquire a license. Members of our senior management, prior to joining Triangle, played instrumental roles in developing several leading antiviral therapies. Our goal is to capitalize on our management team's expertise, as well as on advances in virology and immunology, to identify, develop and commercialize new drug candidates that can be used alone or in combination (coactively) to treat serious diseases.

      Triangle was incorporated in Delaware in July 1995. Our principal executive offices are located at 4 University Place, 4611 University Drive, Durham, North Carolina 27707, and our telephone number is (919) 493-5980. References in this prospectus to "Triangle," "we," "our" or "us" are to Triangle Pharmaceuticals, Inc. and our wholly-owned subsidiary, Avid Corporation, a Pennsylvania corporation.

                               RECENT DEVELOPMENTS

      On June 2, 1999, we entered into a series of agreements with Abbott Laboratories to establish a worldwide strategic alliance covering six antiviral compounds (the "Abbott Alliance"). Under the Abbott Alliance, Triangle and Abbott will collaborate with respect to the clinical development, registration, distribution and marketing of various proprietary pharmaceutical products for the prevention and treatment of HIV and hepatitis B virus. In the United States, Abbott and Triangle will co-promote four Triangle products currently in active development for HIV and/or hepatitis B, Coactinon(TM), Coviracil(TM), DAPD and L-FMAU, and Abbott's two HIV protease inhibitors, Norvir(R)(ritonavir), approved in 1996, and ABT-378, currently in Phase III development. Outside the United States, Abbott will have exclusive sales and marketing rights for the four Triangle antiviral compounds. Triangle and Abbott will share profits and losses for all Triangle drug candidates. Triangle will receive detailing fees and commissions on incremental sales they generate for Abbott's protease inhibitors. In addition, Abbott will have the right of first discussion to market future Triangle compounds.

      Under the Abbott Alliance, Abbott will also purchase up to approximately
6.57 million shares of our Common Stock at $18 per share and will make additional payments to us, including non-contingent research funding of $31.7 million and up to $185 million of contingent development milestone payments. The closing of the Abbott Alliance is subject to the satisfaction of several conditions, including the closing of all of the agreements entered into in connection with the Abbott Alliance, Hart-Scott-Rodino antitrust clearance, the negotiation of a manufacturing agreement between the parties, as well as the satisfaction or waiver of various other closing conditions under the various Abbott Alliance agreements.

                                  RISK FACTORS

      In addition to the other information in this prospectus, you should carefully consider the following risks and uncertainties before deciding to purchase shares of our Common Stock. An investment in our Common Stock involves a high degree of risk.

Our drug candidates may never be successfully commercialized.

      Many of our drug candidates are at an early stage of development and all of our drug candidates will require expensive and lengthy testing and regulatory clearances. None of our drug candidates has been approved by regulatory authorities. We do not expect any of our drug candidates to be commercially available before the year 2000. There are many reasons that we may fail in our efforts to develop our drug candidates, including that:

      o our drug candidates will be ineffective, toxic or will not receive regulatory clearances,

      o our drug candidates will be too expensive to manufacture or market or will not achieve broad market acceptance,

      o third parties will hold proprietary rights that may preclude us from marketing our drug candidates, or

      o     third parties will market equivalent or superior products.

      The success of our business depends upon our ability to successfully develop and market our drug candidates.

We have incurred losses since inception and may never reach profitability.

      We formed our company in July 1995 and we have only a limited operating history for you to review in evaluating our business. We have incurred losses since our inception. At March 31, 1999, our accumulated deficit was $135.3 million. Our historical costs relate primarily to the acquisition and development of our drug candidates and selling, general and administrative costs. We have not generated any revenue to date and do not expect to do so before the year 2000. In addition, we expect annual losses to increase over the next several years as we expand our drug development efforts. To become profitable, we must successfully develop and obtain regulatory approval for our drug candidates and effectively manufacture, market and sell any products we develop. We may never generate significant revenue or achieve profitable operations.

We may be unable to obtain the capital necessary to fund our operations.

      Our drug development programs and potential commercialization of our drug candidates require substantial capital expenditures, including expenses for preclinical testing, chemical synthetic scale-up, manufacture of drug substance for clinical trials and toxicology studies, clinical trials of drug candidates, sales and marketing expenses and payments to our licensors. We expect our capital requirements to increase significantly. Our future capital needs will depend on many factors, including:

      o     the progress and magnitude of our drug development programs,

      o     the scope and results of preclinical testing and clinical trials,

      o     the cost, timing and outcome of regulatory reviews,

      o the costs under license and option agreements for our drug candidates (including the costs of obtaining patent protection for our drug candidates),

      o     the costs of acquiring any additional drug candidates,

      o     the rate of technological advances,

      o     the commercial potential of our drug candidates,

      o     the magnitude of our administrative and legal expenses,

      o     the costs of establishing sales and marketing functions, and

      o the costs of establishing third party arrangements for manufacturing.

      We have incurred negative cash flow from operations since we began our company and do not expect to generate positive cash flow from our operations for at least the next several years. Although we expect the Abbott Alliance to provide us with a significant amount of funding, there can be no assurance that such funding will be sufficient to meet our needs or that the Abbott Alliance will be consummated. Therefore, we may need additional future financings to fund our operations. We may not be able to obtain adequate financing to fund our operations, and any additional financing we obtain may be on terms that are not favorable to us. In addition, any additional financings could substantially dilute our stockholders. If adequate funds are not available, we will be required to delay, reduce or eliminate one or more of our drug development programs, or to enter into new collaborative arrangements or modify the Abbott Alliance on terms that are not favorable to us. These collaborative arrangements could result in the transfer to third parties of rights that we consider valuable. In addition, we often consider the acquisition of technologies and drug candidates that would increase our capital requirements. Our inability to meet our capital requirements would adversely affect our business.

      Clinical trials required for commercialization of our drug candidates may not be successfully completed.

            To obtain regulatory approvals needed for the sale of our drug 1candidates, we must demonstrate through preclinical testing and clinical trials that each drug candidate is safe and effective. The clinical trial process is complex and uncertain. Positive results from preclinical testing and early clinical trials do not ensure positive results in pivotal clinical trials. Many companies in our industry have suffered significant setbacks in pivotal clinical trials, even after promising results in earlier trials. Any of our drug candidates may produce undesirable side effects in humans. These side effects could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a drug candidate. These side effects could also result in the U.S. Food and Drug Administration ("FDA") or foreign regulatory authorities refusing to approve the drug candidate for any and all targeted indications. We, the FDA or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks. Clinical trials may not demonstrate that our drug candidates are safe or effective.

      Clinical trials are lengthy and expensive. They require adequate supplies of drug substance and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

      o     the size of the patient population,

      o     the nature of the protocol,

      o     the proximity of patients to clinical sites, and

      o     the eligibility criteria for the clinical trial.

Delays in patient enrollment can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not be able to file any required regulatory submissions in a timely manner and we may not receive regulatory approval for the drug candidate. Our failure to successfully complete clinical trials and obtain regulatory approvals will adversely affect our business.

We may not have adequate patent rights to protect or commercialize our drug candidates.

      Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our drug candidates and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. We have no patents in our own name and we have a small number of patent applications of our own pending (one of which is a joint application with co-inventors from another institution). We have, however, licensed or we have an option to license patents, patent applications and other proprietary rights from third parties for each of our drug candidates. If we breach our licenses, we may lose rights to important technology and drug candidates.

      Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have in-licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products or processes may infringe the patent rights of others.

      Several pharmaceutical and biotechnology companies, universities and research institutions have filed patent applications or received patents that cover our technologies or technologies similar to ours. Others have filed patent applications and received patents that conflict with patents or patent applications we own or have in-licensed, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those owned by or licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our drug candidates. For example, United States patent applications are confidential while pending in the Patent and Trademark Office ("PTO"), and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any such license on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our drug candidates, which would adversely affect our business.

      There are significant risks regarding the patent rights of two of our in-licensed drug candidates. We may not be able to commercialize Coviracil or DAPD for HIV and/or the hepatitis B virus ("HBV") due to patent rights held by third parties other than our licensors. Third parties have filed numerous patent applications and have received numerous issued patents in the United States and many foreign countries that relate to these drug candidates and their use alone or coactively to treat HIV and HBV. As a result, our patent position regarding the use of Coviracil and DAPD to treat HIV and/or HBV is highly uncertain and involves numerous complex legal and factual questions that are unknown or unresolved. If any of these questions is resolved in a manner that is not favorable to us, we would not have the right to commercialize Coviracil and/or DAPD in the absence of a license from one or more third parties, which may not be available on acceptable terms or at all. In addition, even if any of these questions is favorably resolved, we may still attempt to obtain licenses from one or more third parties to reduce or eliminate the risks relating to some or all of these matters. Such licenses may not be available on acceptable terms or at all. Our inability to commercialize either of these drug candidates could adversely affect our business.

      Coviracil (emtricitabine)

      Coviracil, a purified form of FTC, belongs to the same general class of nucleosides as 3TC. In the United States, the FDA has approved 3TC for the treatment of HBV and for use in combination with AZT for the treatment of HIV. Regulatory authorities have approved 3TC for the treatment of HBV in several other countries and for use in combination with other nucleoside analogues for the treatment of HIV in a number of other countries. Glaxo Wellcome plc ("Glaxo") currently sells 3TC for the treatment of HIV and HBV under a license agreement with BioChem Pharma Inc. ("BioChem Pharma"). We obtained rights to Coviracil under a license from Emory University ("Emory"). In 1990 and 1991, Emory filed in the United States and thereafter in numerous foreign countries patent applications with claims to compositions of matter and methods to treat HIV and HBV with Coviracil. In 1991, Yale University ("Yale") filed in the United States patent applications on FTC, including Coviracil and its use to treat HBV, and subsequently licensed its rights under those patent applications to Emory. Our license arrangement with Emory includes all rights to Coviracil and its uses claimed in the Yale patent applications.

      HIV. Emory received a United States patent in 1993 covering a method to treat HIV with Coviracil. In September 1998, Emory received United States and European patents containing composition of matter claims that cover Coviracil. BioChem Pharma filed a patent application in the United States in 1989 and received a patent in 1991 covering a group of 1, 3-oxathiolane nucleosides, but which did not include Coviracil. BioChem Pharma filed foreign patent applications in 1990, which expanded upon its 1989 United States patent application to include FTC among a large class of nucleosides. The foreign patent applications are pending in many countries and have issued in a number of countries with claims directed to FTC that cover Coviracil and its use to treat HIV. In addition, BioChem Pharma filed a United States patent application in 1991 specifically directed to Coviracil. BioChem Pharma has received two patents in the United States based on this patent application, one directed to Coviracil and the other directed to a method for treating viral diseases with Coviracil. The PTO has declared an interference between the latter BioChem Pharma patent and a patent application filed by Emory. Emory may not prevail in the interference proceeding, and the interference proceeding may also delay the decision of the PTO regarding Emory's patent application. BioChem Pharma also filed patent applications in many foreign countries based upon its 1991 United States patent application and has received patents in certain countries. BioChem Pharma may have additional patent applications pending in the United States.

      In the United States, the first to invent a technology is entitled to patent protection on that technology. For patent applications filed prior to January 1, 1996, United States patent law provides that a party who invented a technology outside the United States is deemed to have invented the technology on the earlier of the date it introduced the invention in the United States or the date it filed its patent application. In a filing with the SEC, BioChem Pharma stated that it conducts substantially all of its research activities outside the United States. BioChem Pharma also stated that it considers this to be a disadvantage in obtaining United States patents as compared to companies that mainly conduct research in the United States. We do not know whether Emory or BioChem Pharma was the first to invent the technology claimed in their respective United States patent applications or patents. We also do not know whether BioChem Pharma invented the technology disclosed in its patent applications in the United States or introduced that technology in the United States before the date of its patent applications.

      In foreign countries, the first party to file a patent application on a technology, not the first to invent the technology, is entitled to patent protection on that technology. We believe that Emory filed patent applications disclosing Coviracil as a useful anti-HIV agent in many foreign countries before BioChem Pharma filed its foreign patent applications on that technology. However, BioChem Pharma has received patents in several foreign countries. In addition, BioChem Pharma has filed patent applications on Coviracil and its uses in certain countries in which Emory did not file patent applications. Emory has opposed or otherwise challenged patent claims on Coviracil granted to BioChem Pharma in Australia, Japan and Norway. Emory may not initiate opposition proceedings in any other countries or be successful in any foreign proceeding attempting to prevent the issuance of, revoke or limit the scope of patents issued to BioChem Pharma. BioChem Pharma has opposed patent claims on Coviracil granted to Emory in Japan and Australia. BioChem Pharma may make additional challenges to Emory patents or patent applications, which Emory may not succeed in defending. Our sales of Coviracil for the treatment of HIV may be held to infringe United States and foreign patent rights of BioChem Pharma. Under the patent laws of most countries, a product can be found to infringe a third party patent either if the third party patent expressly covers the product or method of treatment using the product, or if the third party patent covers subject matter that is substantially equivalent in nature to the product or method, even if the patent does not expressly cover the product or method. If it is determined that the sale of Coviracil for the treatment of HIV infringes a BioChem Pharma patent, we would not have the right to make, use or sell Coviracil for the treatment of HIV in one or more countries in the absence of a license from BioChem Pharma. We may be unable to obtain such a license from BioChem Pharma on acceptable terms or at all.

      HBV. Burroughs Wellcome Co. ("Burroughs Wellcome") filed patent applications in March 1991 and May 1991 in Great Britain on a method to treat HBV with FTC and purified forms of FTC, that include Coviracil. Burroughs Wellcome filed similar patent applications in other countries, which we believe includes the United States. Glaxo subsequently acquired Burroughs Wellcome's rights under those patent applications. Those patent applications were filed in foreign countries prior to the date Emory filed its patent application on the use of Coviracil to treat HBV. Burroughs Wellcome's foreign patent applications, therefore, have priority over those filed by Emory. In July 1996, Emory instituted litigation against Glaxo in the United States District Court to obtain ownership of the patent applications filed by Burroughs Wellcome, alleging that Burroughs Wellcome converted and misappropriated Emory's invention and property and that an Emory employee is the inventor or a co-inventor of the subject matter covered by the Burroughs Wellcome patent applications. In May 1999, Emory and Glaxo settled the litigation, and we became the exclusive licensee of the Unites States and all foreign patent applications and patents filed by Burroughs Wellcome on the use of Coviracil to treat HBV, subject to United States antitrust clearance. Pursuant to the license and settlement agreements, Emory and we were also given access to development and clinical data and drug substance held by Glaxo relating to Coviracil.

      BioChem Pharma filed a patent application in May 1991 in Great Britain also directed to a method to treat HBV with FTC. BioChem Pharma filed similar patent applications in other countries. In January 1996, BioChem Pharma received a patent in the United States, which included a claim to treat HBV with Coviracil. The PTO has declared an interference between the BioChem Pharma patent and a patent application filed by Yale. Yale licensed all of its rights relating to FTC, including Coviracil, and its uses claimed in this patent application to Emory, which subsequently licensed these rights to us. Yale may not prevail in the interference proceeding, and the proceeding may delay the decision of the PTO regarding Yale's patent application. In addition, the PTO may declare interference proceedings with respect to other patent applications filed by Emory, Burroughs Wellcome's patent application and BioChem Pharma's issued United States patent. Emory may not pursue or succeed in any such proceedings. We will not be able to sell Coviracil for the treatment of HBV in the United States unless a United States court or administrative body determines that the BioChem Pharma patent is invalid or unless we obtain a license from BioChem Pharma. We may be unable to obtain such a license on acceptable terms or at all In July 1991, BioChem Pharma received a United States patent on the use of 3TC to treat HBV and has corresponding patent applications pending or issued in foreign countries. If it is determined that the use of Coviracil to treat HBV is not substantially different from the use of 3TC to treat HBV, a court could hold that the use of Coviracil to treat HBV infringes these BioChem Pharma 3TC patents.

      In addition, BioChem Pharma has filed in the United States and foreign countries several patent applications on manufacturing methods relating to a class of nucleosides that includes Coviracil, from which BioChem Pharma has received several patents in the United States and many foreign countries. If we use a manufacturing method that is covered by patents issued on any of these applications, we will not be able to manufacture Coviracil without a license from BioChem Pharma. We may not be able to obtain such a license on acceptable terms or at all.

      DAPD

      We obtained our rights to DAPD under a license from Emory and the University of Georgia Research Foundation, Inc. ("UGARF"). Our rights to DAPD include five issued United States patents that cover composition of matter, a method for the synthesis of DAPD, and methods for the use of DAPD alone or in combination with certain other anti-HBV agents for the treatment of HBV. We also have rights to several foreign patents that cover methods for the use of DAPD alone or in combination with certain other anti-HBV agents for the treatment of HBV. Additional United States and foreign patent applications are pending which contain claims for the use of DAPD to treat HIV. Emory and UGARF filed patent applications claiming these inventions in the United States in 1990 and 1992. BioChem Pharma filed a patent application in the United States in 1988 on a group of nucleosides in the same general class as DAPD and their use to treat HIV, and has filed corresponding patent applications in foreign countries. The PTO issued a patent to BioChem Pharma in 1993 covering a class of nucleosides that includes DAPD and its use to treat HIV. Corresponding patents have been issued to BioChem Pharma in many foreign countries. Emory has filed an opposition to patent claims granted to BioChem Pharma by the European Patent Office based, in part, upon Emory's assertion that BioChem Pharma's patent does not disclose how to make DAPD. In an opposition hearing held at the European Patent Office on March 4, 1999, the Opposition Division ruled that the BioChem Pharma European patent covering DAPD is valid. Emory has informed Triangle that it intends to appeal this decision to the European Patent Office Technical Board of Appeal. If the Technical Board of Appeal affirms the decision of the Opposition Division, or if Emory or Triangle do not pursue the appeal, we would not be able to sell DAPD in Europe without a license from BioChem Pharma, which may not be available on acceptable terms or at all. Patent claims granted to Emory on a portion of the DAPD technology by the Australian Patent Office have also been opposed by BioChem Pharma. We cannot assure you that a court or administrative body would invalidate BioChem Pharma's patent claims. Further, a sale of DAPD by us may infringe BioChem Pharma's patents. If Emory, UGARF and we do not challenge, or are not successful in any challenge to, BioChem Pharma's issued patents or pending patent applications (or patents that may issue from such applications), we will not be able to manufacture, use or sell DAPD in the United States and any foreign countries in which BioChem Pharma receives a patent without a license from BioChem Pharma. We may not be able to obtain such a license from BioChem Pharma on acceptable terms or at all.

      With respect to any of our drug candidates, litigation, opposition and interference proceedings, including the currently pending proceedings, could result in substantial costs to us. We expect the costs of the currently pending proceedings to increase significantly during the next several years. We anticipate that additional litigation and/or proceedings will be necessary or may be initiated to enforce any patents we own or in-license, or to determine the scope, validity and enforceability of other parties' proprietary rights and the priority of an invention. Any of these activities could result in substantial costs and/or delays to us. The outcome of any of these proceedings may significantly affect our drug candidates and technology. United States patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. As indicated above, the PTO has already declared two interferences in connection with the emtricitabine technology. We cannot assure you that a court or administrative body would hold our in-licensed patents valid or would find an alleged infringer to be infringing. Further, the license and option agreements with Emory, UGARF, The Regents of the University of California, The DuPont Pharmaceuticals Company, and Mitsubishi Chemical Corporation provide that each of these licensors is primarily responsible for any patent prosecution activities, such as litigation, interference, opposition or other actions, for the technology licensed to us. These agreements also provide that in general we are required to reimburse these licensors for the costs they incur in performing these activities. Similarly, Yale and UGARF, the licensors of L-FMAU to Bukwang Pharm. Ind. Co., Ltd., are primarily responsible for patent prosecution activities with respect to L-FMAU at our expense. As a result, we generally do not have the ability to institute or determine the conduct of any such patent proceedings unless our licensors elect not to institute or to abandon such proceedings. If our licensors elect to institute and prosecute patent proceedings, our rights will depend in part upon the manner in which these licensors conduct the proceedings. In any proceedings they elect to initiate and maintain, these licensors may not vigorously pursue or defend or may decide to settle such proceedings on terms that are unfavorable to us. An adverse outcome of these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology, any of which could adversely affect our business. Moreover, the mere uncertainty resulting from the initiation and continuation of any technology related litigation or interference proceeding could adversely affect our business pending resolution of the disputed matters.

      We also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for any breach. Our trade secrets may also be independently discovered by competitors. We rely on certain technologies to which we do not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors. We have filed an application for, but have not obtained, a trademark registration for our corporate name, corporate logo,

Coviracil(TM) and Coactinon(TM). An opposition to the European Community trademark application for the mark Coviracil has been filed by Orsem and Les Laboratories Serveir based on registrations in certain countries for the mark Coversyl(R) for pharmaceuticals. We do not believe that the marks Coviracil and Coversyl are confusingly similar. However, if we do not prevail in the opposition, we may need to adopt a different product name for emtricitabine. Several other companies use trade names that are similar to our name for their businesses. If we are unable to obtain any licenses that may be necessary for the use of our corporate name, we may be required to change our name. Our management personnel were previously employed by other pharmaceutical companies. The prior employers of these individuals may allege violations of trade secrets and other similar claims relating to their drug development activities for us.

We are subject to extensive government regulation and may fail to receive regulatory approval for our drug candidates.

      The FDA and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other approval procedures for human pharmaceutical products. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of pharmaceutical products. The requirements vary widely from country to country, and the time required to complete preclinical testing and clinical trials and to obtain regulatory approvals is uncertain. We expect the process of obtaining these approvals and complying with appropriate government regulations to be time consuming and expensive. If we replace a drug candidate in preclinical testing and/or clinical trials with a modified drug candidate, it may extend the development period. In addition, if the FDA or similar foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in delays or rejections. The FDA has notified us that two of our drug candidates, Coactinon and Coviracil for the treatment of HIV, qualify for designation as "fast track" products under provisions of the Food and Drug Administration Modernization Act of 1997. The fast track provisions are designed to expedite the review of new drugs intended to treat serious or life-threatening conditions and essentially codified the criteria previously established by the FDA for accelerated approval. These drug candidates may not, however, continue to qualify for expedited review and our other drug candidates may fail to qualify for expedited review. Even though some of our drug candidates have qualified for expedited review, the FDA may not approve them at all or any sooner than other drug candidates that do not qualify for expedited review. Further, any approval may require postmarketing studies or other conditions. Even after substantial time and expenditures, our drug candidates may not receive marketing approval on a timely basis or at all. If we are unable to demonstrate the safety and effectiveness of our drug candidates to the satisfaction of government authorities, our business will be adversely affected.

      Even if our drug candidates receive regulatory approval, we may still face difficulties in marketing and manufacturing those drug candidates. The approval of any of our drug candidates may limit the indicated uses of the drug candidate. A marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:

      o     fines,

      o     suspended regulatory approvals,

      o     refusal to approve pending applications,

      o     refusal to permit exports from the United States,

      o     product recalls,

      o     seizure of products,

      o     injunctions,

      o     operating restrictions, and

      o     criminal prosecutions.

      Governmental regulation may significantly delay the marketing of our drug candidates, prevent such marketing altogether, impose costly requirements on our activities or provide our competitors with an advantage in the market. Adverse clinical results by others could negatively impact the development and approval of our drug candidates. Some of our drug candidates are intended for use as coactive therapy with one or more other drugs, and adverse safety, effectiveness or regulatory developments in connection with such other drugs will also have an adverse effect on our business. A delay in obtaining or failure to obtain regulatory approvals for any of our drug candidates will have an adverse effect on our business. We cannot predict the adverse effects that future government regulations may have on our business.

      We are also subject to various federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our development work.

Intense competition may render our drug candidates noncompetitive or obsolete.

      We are engaged in segments of the drug industry that are highly competitive and rapidly changing. Any of our current drug candidates that we successfully develop will compete with numerous existing therapies. In addition, many companies are pursuing novel drugs that target the same diseases we are targeting. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV, HBV and cancer. We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. Our competitors' products may be more effective, or more effectively marketed and sold, than any of our products. Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of a cure or new treatment methods for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical. Many of our competitors:

      o have significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and market products,

      o have extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products, and

      o have products that have been approved or are in late stage development and operate large, well-funded research and development programs.

      Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations are also becoming increasingly aware of the commercial value of their inventions and are more actively seeking to commercialize the technology they have developed.

      If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability of supply, marketing and sales capability, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective or more affordable products, or obtain more effective patent protection, than we do. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which could hurt our competitive position and adversely affect our business.

We face risks related to our license and option agreements which could adversely affect our business.

      We have in-licensed or obtained an option to in-license our drug candidates pursuant to agreements with our licensors. These agreements permit our licensors to terminate the agreements under certain circumstances, such as our failure to achieve certain development milestones or the occurrence of an uncured material breach by us. The termination of any of these agreements could result in the loss of our rights to a drug candidate. Upon termination of most of our license agreements, we are required to return the licensed technology to our licensors. In addition, most of these agreements provide that our licensors are primarily responsible for any patent prosecution activities, such as litigation, interference, opposition or other actions, for the technology licensed to us. These agreements also provide that in general we are required to reimburse our licensors for the costs they incur in performing these activities. We believe that these costs as well as other costs under our license and option agreements will be substantial and may increase significantly during the next several years. Our inability or failure to pay any of these costs with respect to any drug candidate could result in the termination of the license or option agreement for the drug candidate. Any such termination could have an adverse effect on our business.

We may be unable to successfully manufacture our drug candidates.

      We do not have any internal manufacturing capacity and we rely on third party manufacturers for the manufacture of all of our clinical trial material. We plan to expand our existing relationships or to establish relationships with additional third party manufacturers for products that we successfully develop. The Abbott Alliance provides that we will negotiate a manufacturing agreement with Abbott Laboratories to set forth the circumstances in which Abbott will manufacture a portion of our product requirements for products that we successfully develop. We may be unable to establish or maintain relationships with third party manufacturers on acceptable terms, and third party manufacturers may be unable to manufacture products in commercial quantities on a cost effective basis. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Further, third party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our products and may be unable to maintain the necessary governmental licenses and approvals to continue manufacturing our products. Our business could be adversely affected if we fail to establish or maintain relationships with third parties for our manufacturing requirements on acceptable terms.

We may be unable to successfully market, sell or distribute our drug candidates.

      In the United States, we currently intend to market the drug candidates covered by the Abbott Alliance in collaboration with Abbott Laboratories and to market other drug candidates that we successfully develop (which do not become part of the Abbott Alliance) through a direct sales force. Outside of the United States, we expect Abbott Laboratories to market drug candidates covered by the Abbott Alliance and, for any other drug candidates that we successfully develop (which do not become part of the Abbott Alliance), we intend to market and sell through arrangements or collaborations with third parties. In addition, we expect Abbott Laboratories to handle the distribution and sale of drug candidates covered by the Abbott Alliance both inside and outside the United States. We do not currently possess the resources necessary to commercialize any of our drug candidates and, therefore, if the Abbott Alliance is not consummated, we will be required to seek collaborations or arrangements with other third parties to market and sell our drug candidates. There can be no assurance that the Abbott Alliance will be consummated. With respect to the United States, our ability to market the drug candidates that we successfully develop will be contingent upon recruitment, training and deployment of a sales and marketing force as well as the performance of Abbott Laboratories under the Abbott Alliance. We may be unable to establish marketing or sales capabilities or to maintain arrangements or enter into new arrangements with third parties to perform those activities on favorable terms. In addition, any such third parties may have significant control or influence over important aspects of the commercialization of our drug candidates, including market identification, marketing methods, pricing, composition of sales force and promotional activities. We also may have limited control over the amount and timing of resources that a third party may devote to our drug candidates. Our business could be adversely affected if we fail to establish or maintain a sales force and marketing, sales and distribution capabilities.

Our dependence on third parties for the development and acquisition of drug candidates could adversely affect our business.

      We have engaged and intend to continue to engage third party contract research organizations and other third parties ("CROs") to help us develop our drug candidates. Although we have designed the clinical trials for our drug candidates, the CROs have conducted many of the clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control. In addition, the CROs may not perform all of their obligations under arrangements with us. If the CROs do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We do not intend to engage in drug discovery. Our strategy for obtaining additional drug candidates is to utilize the relationships of our management team and Scientific Advisory Board to identify drug candidates for in-licensing from companies, universities, research institutions and other organizations. We may not succeed in acquiring additional drug candidates on acceptable terms or at all.

If we are not able to attract and retain key personnel and advisors, it could harm our business.

      We are highly dependent on our senior management and scientific staff, including Dr. David Barry, our Chairman and Chief Executive Officer. We have entered into employment agreements with each officer of the Company. Dr. Barry's employment agreement contains certain non-competition provisions. In addition, the employment agreements for each of the other officers provide for certain severance payments which are contingent upon the officer's refraining from competition with the Company. The loss of the services of any member of our senior management or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. In order to pursue our drug development programs and marketing plans, we will need to hire additional qualified scientific and management personnel. Competition for qualified individuals is intense and we face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business. In addition, we rely on members of our Scientific Advisory Board for assistance in formulating our drug development strategy. All of the members of the Scientific Advisory Board are employed by other employers and any such member may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

Health care reform measures and third party reimbursement practices are uncertain and my adversely impact the commercialization of our products.

      The efforts of governments and third party payors to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A number of legislative and regulatory proposals to change the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have an adverse effect on our profit margins and financial condition. Sales of prescription drugs depend significantly on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. These third party payors frequently require that drug companies give them predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Present coactive treatment regimens for the treatment of HIV are expensive (published reports indicate the cost per patient per year can exceed $13,000), and may increase as new combinations are developed. These costs have resulted in limitations in the reimbursement available from third party payors for the treatment of HIV infection, and we expect that reimbursement pressures will continue in the future. If we succeed in bringing one or more products to the market, these products may not be considered cost effective and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis.

If our drug candidates do not achieve market acceptance, it could harm our business.

      Our success will depend on the market acceptance of any products we develop. The degree of market acceptance will depend upon a number of factors, including the receipt and scope of regulatory approvals, the establishment and demonstration in the medical community of the safety and effectiveness of our products and their potential advantages over existing treatment methods, and reimbursement policies of government and third party payors. Physicians, patients, payors or the medical community in general may not accept or utilize any product that we may develop.

If we fail to be Year 2000 compliant, it could harm our business.

      The Year 2000 issue is the result of date-sensitive devices, systems and computer programs that use a two digit rather than a four digit recognition system to define an applicable year. We have initiated a program and task force to assess the Year 2000 compliance of our systems and the systems of our key business vendors. We have inventoried and assessed our significant internal information and operation systems, and we have replaced or modified those portions of our software, hardware and other equipment which we have determined are non-compliant. We have completed the required changes to our critical internal systems and anticipate the testing and verification of these modified systems to be completed by June 30, 1999. We plan to complete the testing and verification of all other significant internal systems by September 30, 1999. Accordingly, we expect that the Year 2000 issue will not pose significant operational problems for our internal systems and equipment. If, however, we are unable to fix any technologies utilizing a two digit recognition system, we could experience system failures or miscalculations causing disruption of operations, including the temporary inability to process transactions or conduct normal business activities in the new millennium.

      We are also assessing our key business vendors' Year 2000 compliance. We have requested information from these vendors regarding their compliance efforts and written assurances of their Year 2000 compliance. We currently plan to complete our risk assessments, readiness evaluations and action and contingency plans related to these vendors by September 30, 1999. However, it is extremely difficult to assess the likelihood of these third parties' Year 2000 compliance or the impact their noncompliance may have on our operations. If we fail to implement successfully our Year 2000 compliance plan, our business could be adversely affected. In addition, significant delays or unanticipated Year 2000 issues with key business vendors could adversely affect the development of our drug candidates and our financial condition.

      The projected incremental expenditures associated with our Year 2000 compliance program are not expected to be material to our consolidated financial position, results of operations, and cash flow. We anticipate that the total external cost of the Year 2000 project will be less than $200,000, including the replacement, testing and implementation of all software and hardware. We are expensing the Year 2000 compliant costs as incurred. The aggregate cost and dates on which we expect aspects of the Year 2000 project to be completed are based upon our best estimates and were derived utilizing assumptions of future events, continued availability of certain internal and external resources, and other factors.

We may not have adequate insurance protection against product liability.

      Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products and we may face product liability claims in the future. We currently have only limited product liability insurance relating to potential claims arising from our clinical trials. We intend to expand our insurance coverage if and when we begin marketing commercial products. We may, however, be unable to obtain additional product liability insurance on commercially acceptable terms. In addition, we may be unable to maintain our existing insurance and/or any additional insurance we may obtain in the future at a reasonable cost or in sufficient amounts to protect against potential losses. A successful product liability claim or series of claims brought against us could have an adverse effect on our business.

We may incur substantial costs related to our use of hazardous materials.

      We use hazardous materials, chemicals, viruses and various radioactive compounds in our drug development programs. Although we believe that our handling and disposing of these materials comply with state and federal regulations, the risk of accidental contamination or injury still exists. In the event of such an accident, we could be held liable for any damages or fines that result and any such liability could exceed our resources.

Our controlling stockholders may make decisions which you do not consider to be in your best interest.

      As of June 1, 1999, our directors, executive officers and their respective affiliates owned approximately 27% of our outstanding Common Stock (excluding shares of Common Stock issuable upon the closing of the Abbott Alliance). As a result, these stockholders are able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Triangle that may be favored by other stockholders.

The market price of our stock may be adversely affected by market volatility.

      The market price of our Common Stock is likely to be volatile and could fluctuate widely in response to many factors, including:

      o     announcements of the results of clinical trials,

      o     developments with respect to patents or proprietary rights,

      o     announcements of technological innovations by us or our competitors,

      o announcements of new products or new contracts by us or our competitors,

      o actual or anticipated variations in our operating results due to the level of development expenses and other factors,

      o changes in financial estimates by securities analysts and whether our earnings meet or exceed such estimates,

      o     conditions and trends in the pharmaceutical and other industries,

      o     new accounting standards,

      o     general market conditions and other factors, and

      o     the occurrence of any the risks described in these "Risk Factors."

      In addition, if our stockholders sell a substantial number of shares of our Common Stock in the public market, the market price of our Common Stock could be reduced. As of June 1, 1999, there were 30,734,819 shares of Common Stock outstanding, of which a majority were immediately eligible for resale in the public market without restriction. Holders of approximately 14,000,000 of these shares (including the shares registered under this registration statement but excluding shares of Common Stock issuable upon the closing of the Abbott Alliance, if consummated) have rights to cause us to register these shares for sale to the public. We have filed registration statements to register the sale of approximately 9,000,000 of these shares (including the shares registered under this registration statement). Any such sales may make it more difficult for us to raise needed capital through an offering of our equity or convertible debt securities and may reduce the market price of our Common Stock.

      Further, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in our industry. Often, these fluctuations have been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may reduce the market price of our Common Stock. In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management attention and resources, which would negatively impact our business.

Antitakeover provisions in our charter documents and Delaware law could delay, defer or prevent a tender offer or takeover attempt that you consider to be in your best interest.

      We have adopted a number of provisions that could have antitakeover effects. On January 29, 1999, our Board adopted a preferred stock purchase rights plan, commonly referred to as a "poison pill." The rights plan is intended to deter an attempt to acquire the Company in a manner or on terms not approved by the Board. Thus, the rights plan will not prevent an acquisition of the Company which is approved by the Board. Our charter authorizes our Board to issue shares of undesignated preferred stock without stockholder approval on terms as the Board may determine. Moreover, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of Triangle. Our bylaws divide the Board into three classes of directors with each class serving a three year term. These and other provisions of our charter and our bylaws, as well as certain provisions of Delaware law, could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Triangle, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our Common Stock.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

      We are registering all 1,700,000 shares of Common Stock covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders upon the conversion of shares of Triangle's Series A Preferred Stock held by such selling stockholders. We issued such preferred stock to the selling stockholders in a private placement transaction on December 24, 1998. We have registered the shares of Common Stock to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the "Selling Stockholders") to resell the shares when they deem appropriate.

      The following table sets forth the name of each of the Selling Stockholders, the number of shares owned by each of the Selling Stockholders, the number of shares that may be offered under this prospectus, and the number of shares of our Common Stock owned by each of the Selling Stockholders after this offering is completed. Except as set forth in the table below, none of the Selling Stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of Triangle. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each Selling Stockholder may offer under this prospectus. We do not know how long the Selling Stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the Selling Stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below.

                                                                   Shares                                           Shares
                                                            Beneficially Owned                                Beneficially Owned
                                                             Prior to Offering           Number of              After Offering
                                                         ------------------------      Shares Being         -----------------------
    Name of Selling Stockholder                          Number (1)   Percent (2)       Offered (3)         Number (1)  Percent (2)
    ---------------------------                          ----------   -----------       -----------         ----------  -----------
Entities affiliated with Alta BioPharma
  Partners, L.P.(4) ..................................  1,000,000        3.3%            1,000,000             0             *
  One Embarcadero Center, Suite 4050
  San Francisco, CA 94111

Chase Venture Capital Associates, L.P. ...............    700,000        2.3%              700,000             0             *
  c/o Chase Capital Partners                            ---------                        ---------            ---
  380 Madison Avenue
  New York, NY 10017

       TOTAL                                            1,700,000                        1,700,000             0


----------
* Represents beneficial ownership of less than 1%.

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days.
(2) Percentage ownership is based on 30,734,819 shares of Common Stock of Triangle outstanding on June 1, 1999 (excluding shares of Common Stock issuable upon the closing of the Abbott Alliance). For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3) This registration statement shall also cover any additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Triangle's outstanding shares of Common Stock.
(4) Includes 621,590 shares beneficially owned by Alta BioPharma Partners, L.P., 354,990 shares beneficially owned by Triangle Pharmaceuticals Chase Partners (AltaBio), LLC, and 23,420 shares beneficially owned by Alta Embarcadero BioPharma, LLC.

                              PLAN OF DISTRIBUTION

      The Selling Stockholders may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

      o a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

      o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

      o an exchange distribution in accordance with the rules of such exchange,

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

      o     in privately negotiated transactions.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

      The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.

      The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

      We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, such supplement will disclose:


      o the name of each such Selling Stockholder and of the participating broker-dealer(s),

      o     the number of shares involved,

      o     the price at which such shares were sold,

      o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

      o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

      o     other facts material to the transaction.

In addition, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

      We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

      For purposes of this offering, Brobeck, Phleger & Harrison LLP, San Diego, California, is giving its opinion as to the validity of the shares. Members of such firm own a total of 13,333 shares of Triangle's Common Stock.

                                     EXPERTS

      The financial statements incorporated herein by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
WHERE YOU CAN FIND MORE
INFORMATION ...............................................................    2

INFORMATION INCORPORATED BY
REFERENCE .................................................................    2

THE COMPANY ...............................................................    3

RECENT DEVELOPMENTS .......................................................    3

RISK FACTORS ..............................................................    3

USE OF PROCEEDS ...........................................................   14

SELLING STOCKHOLDERS ......................................................   14

PLAN OF DISTRIBUTION ......................................................   15

LEGAL MATTERS .............................................................   17

EXPERTS ...................................................................   17


                                1,700,000 Shares

                                    TRIANGLE
                              PHARMACEUTICALS, INC.

                                  Common Stock

                             ----------------------
                                   Prospectus
                             ----------------------


                                June ____, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

      The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the registration fee.

      Registration Fee ...................................         $ 7,798
      Printing and engraving expenses ....................          10,000
      Legal fees and expenses ............................           5,000
      Accounting fees and expenses .......................           1,000
      Transfer Agent and Registrar Fees ..................           1,000
      Miscellaneous Expenses .............................           1,000
                                                                   -------

                   TOTAL .................................         $25,798
                                                                   =======

Item 15. Indemnification Of Officers And Directors.

      Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

      Article VII, Section (i) of the Restated Bylaws of the Company provides that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the Delaware General Corporation Law.

      As permitted by Section 102(b)(7) of the Delaware General Corporation Law,
Article 5, Section (a) of the Company's Second Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

      The Company has entered into indemnification agreements with its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

      The Registrant has an insurance policy covering the directors and officers of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits And Financial Statement Schedules.

      (a) Exhibits.

      Exhibit No.   Description
      -----------   -----------

      4.1 Instruments defining the rights of stockholders. Reference is made to the Registration Statement on Form 8-A, filed October 18, 1996, and the Registration Statement on Form 8-A, filed February 10, 1999, as amended on June 18, 1999.

      5.1           Opinion of Brobeck, Phleger & Harrison LLP

      23.1          Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants

      23.2 Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1

      24.1          Power of Attorney. Reference is made to page II-4.

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section

15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, Delaware Corporation law, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on the 28th day of June, 1999.

                                        TRIANGLE PHARMACEUTICALS, INC.


                                        By: /s/ David W. Barry
                                            ------------------------------------
                                            David W. Barry
                                            Chairman and Chief Executive Officer

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, David W. Barry and James A. Klein, Jr., and each of them acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         Signature                                      Title
         ---------                                      -----
/s/ David W. Barry                      Chairman of the Board and Chief Executive         June 28, 1999
------------------------------------     Officer (Principal Executive Officer)
David W. Barry

 /s/ James A. Klein, Jr                  Chief Financial Officer and Treasurer            June 28, 1999
------------------------------------  (Principal Financial and Accounting Officer)
James A. Klein, Jr.

/s/ M. Nixon Ellis                            Director, President and                     June 28, 1999
------------------------------------          Chief Operating Officer
M. Nixon Ellis
                                                     Director                             June ____, 1999
------------------------------------
Anthony B. Evnin

/s/ Standish M. Fleming                              Director                             June 28, 1999
------------------------------------
Standish M. Fleming

/s/ Dennis B. Gillings                               Director                             June 28, 1999
------------------------------------
Dennis B. Gillings

 /s/ Henry G. Grabowski                              Director                             June 28, 1999
------------------------------------
Henry G. Grabowski

/s/ George McFadden                                  Director                             June 28, 1999
------------------------------------
George McFadden

                                  EXHIBIT INDEX

      Exhibit No.   Description
      -----------   -----------

      4.1 Instruments defining the rights of stockholders. Reference is made to the Registration Statement on Form 8-A, filed October 18, 1996, and the Registration Statement on Form 8-A, filed February 10, 1999, as amended on June 18, 1999.

      5.1           Opinion of Brobeck, Phleger & Harrison LLP

      23.1          Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants

      23.2 Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1

      24.1 Power of Attorney. Included on page II-4 of this registration statement.